

July 16, 2015

Cameron Cox
Chief Executive Officer
FutureLand Corp.
3637 4th Street North, #330
Saint Petersburg, Florida 33704

> **Re:** **FutureLand Corp.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed June 23, 2015**
> **File No. 000-53377**

Dear Mr. Cox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that you have not treated the acquisition of FutureLand Properties, LLC as a change in shell company status. In this regard we note that you have not provided disclosure pursuant to Item 5.06 of Form 8-K and you appear to have relied on Items 9.01(a)(4) and (b)(2) of Form 8-K to delay providing financial information, which items are not available to companies that were shell companies prior to the reported transaction. However, based on your Form 10-Q for the fiscal quarter ended March 30, 2015 and your Form 10-K for the fiscal year ended December 31, 2014, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. For example, according to this Form 10-Q and 10-K, we note that as of March 30, 2015 and December 31, 2014, respectively, you had no assets or recorded revenues and in this Form 10-Q you state that "[t]he company has no revenues and activities consist of organizational activities, capital raising, and developing the business plan." Please provide us with your analysis as to whether you were a shell company prior to the reported transaction and whether the subject acquisition is a change in shell company

status. Alternatively, please amend your filing to include the disclosure required by Items 2.01(f), 5.01(a)(8), 5.06, and 9.01 of Form 8-K.

2.   We note your disclosure that the company conducted a 400 to 1 reverse stock split on May 1, 2015, in connection with the actions taken by written consent of holders of a majority of the outstanding shares of your common stock. Please discuss why you did not file a Preliminary Information Statement pursuant to Rule 14c-2 and 14c-5 of the Securities Exchange Act of 1934, as amended.

Item 2.01 Completion of Acquisition or Disposition of Assets

3.   Revise your disclosures to ensure consistency throughout your filing. In this regard, we note your disclosure on pages 4, 19 and 34 that the exchange and acquisition of FutureLand Properties LLC closed on June 9, 2015; however, your Form 10-Q for the fiscal quarter ended March 31, 2015 states that "on June 1, 2015, [FWDG]…. sold all rights, title and ownership of [FutureLand Properties LLC] to the [c]ompany." Additionally, the disclosure in your Form 10-K for the fiscal year ended December 31, 2014 states that as of May 19, 2015, FWDG and Talari Industries collectively owned 27,845,280 shares of common stock, suggesting that some or all of the actions related to the Exchange Agreement had been completed prior to such date. Please clarify the date of each transaction involved in the Exchange Agreement. For example, tell us the date of each transaction referenced under Item 2.01 on page 5.

4.   Please revise your disclosure throughout the filing to clarify the number of shares issued to FWDG and AEGEA holders in connection with the Exchange Agreement and tell us which provision of Exhibit 2.1 provides this information. In this regard, we note your disclosure on page 19 that FWDG holders now hold 28,144,092 shares of AEGEA common stock, which represents 94% of the company's outstanding common stock. However, the disclosure in your Form 10-K for the fiscal year ended December 31, 2014 states that you issued an aggregate of 27,845,280 shares of your common stock to FWDG. Additionally, we note your disclosure on page 19 and in Exhibit 2.1 that AEGEA holders were issued 4.9% of the outstanding shares. However, your Security Ownership table on page 21 indicates that 98.93% of the outstanding shares of common stock are held by FWDG and Talari Industries.

5.   Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed in connection with the issuance of shares under the Exchange Agreement. If applicable, amend your filing to include the disclosure required by Item 3.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director

cc: Craig A Huffman, Esq.
       Securus Law Group